FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 22 February 2016, London, UK - LSE Announcement

GSK's global HIV business ViiV Healthcare completes transactions to acquire Bristol-Myers Squibb's R&D HIV assets

GlaxoSmithKline plc (LSE: GSK) today announced that ViiV Healthcare, the global specialist HIV company majority owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, has completed two previously announced transactions with Bristol-Myers Squibb to acquire its late-stage HIV R&D assets and its portfolio of preclinical and discovery stage HIV research assets.  The completion of both transactions follows antitrust approval by the relevant regulatory authorities in the US, with the integration process beginning immediately.

Dominique Limet, CEO, ViiV Healthcare, said: "As a result of these transactions, ViiV Healthcare now has one of the most robust HIV pipelines in the industry. The assets that we have acquired complement our existing portfolio and could lead to new medicines and combinations addressing a broad range of treatment and prevention needs of people living with HIV."

Under the terms of the transactions, ViiV Healthcare acquired late-stage HIV R&D assets from Bristol-Myers Squibb for an initial upfront payment of $317 million followed by development and first commercial sale milestones of up to $518M, and tiered royalties on sales. ViiV Healthcare also acquired Bristol-Myers Squibb's preclinical and discovery stage HIV research business for an upfront payment of $33 million, followed by development and first commercial sales milestones of up to $587M, and further consideration contingent on future sales performance.

ViiV Healthcare has acquired:

•      Late stage assets, including fostemsavir (BMS-663068), an attachment inhibitor currently in phase III development for heavily treatment experienced patients. Fostemsavir has received a Breakthrough Therapy Designation from the FDA and is expected to be filed for regulatory approval in 2018. The second late stage asset is a maturation inhibitor (BMS-955176), and is currently in phase IIb development for both treatment-naive and treatment experienced patients. A back-up maturation inhibitor candidate (BMS-986173) is also included in the purchase.

•      Assets in preclinical and discovery phases of development including a novel biologic (BMS-986197) with a triple mechanism of action, an additional maturation inhibitor, an allosteric integrase inhibitor and a capsid inhibitor.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and new HIV medicines, as well as support communities affected by HIV. For more information on the company, its management, portfolio, pipeline, and commitment, please visit www.viivhealthcare.com

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kathleen Cuca	+1 215 859 1922	(Philadelphia)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 22 February, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc